WORLDWATER & POWER
       CORPORATION
                                           "The mission of WorldWater & Power is
                                     to be the leading provider of solar-powered
                                       motors, water pumping and electricity for
                                                   people throughout the world."



October 11, 2005



Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.  20549

Re:     WorldWater & Power Corp. (formerly known as WorldWater Corp.)
        Post Effective Amendment No. 1 to Registration Statement on Form SB-2 SEC File No. 333-115561

Dear Mr. Mancuso:

     On behalf of WorldWater & Power Corp., I request that the above-captioned post-effective amendment be ordered effective at 2:00 P.M. on October 12, 2005, or as soon thereafter as practicable.

We  understand  that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. WorldWater & Power Corp. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

/s/ Quentin T. Kelly

Quentin T. Kelly
Chairman and Chief Executive Officer